SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Citizens Financial Corporation

(Name of the Issuer)

Citizens Financial Corporation
Darrell R. Wells
Margaret A. Wells

(Name of Persons Filing Statement)

Class A Common Stock

(Title of Class of Securities)

174613-10-9

(CUSIP Number of Class of Securities)

John Cornett
Citizens Financial Corporation
12910 Shelbyville Rd., Suite 300
Louisville, KY 40243
(502) 244-2430

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: . ☐

Transaction valuation*	Amount of filing fee*
$1,234,900	$37.91

* The transaction value is calculated based on $7.25 per share to be paid for an estimated 170,331 pre-reverse stock split shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction.  The filing fee is $30.70 per million dollars of the transaction value.

☒Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  The filing fee of $37.91 was previously paid by Citizens Financial Corporation in connection with the initial filing of this Schedule 13E-3, SEC Accession No. 0001140361-07-014413, on July 19, 2007.

INCORPORATION BY REFERENCE

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 13E-3 (and the documents that have been incorporated herein by reference) contains certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company.  These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of the management of the Company and on information available to management at the time these disclosures were prepared.  These statements might be identified by the use of words or phrases such as “will likely result,” “are expected to,” “anticipate,” “estimate,” “project,” or similar expressions.  You should not place undue reliance on forward-looking statements that reflect management’s view only on the date hereof.  A number of important factors could cause actual results to differ materially from those in the forward-looking statements.

Item 1.	Summary Term Sheet.

The information required by this Item is set forth in Exhibit 1 hereto (the “Proxy Statement”), under the caption “SUMMARY TERM SHEET,” and is incorporated herein by reference.

Item 2.	Subject Company Information.

The information required by this Item is set forth in the Proxy Statement under the caption “COMPANY INFORMATION” and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The business address of each filing person listed on the cover of this Schedule 13E-3 is c/o Citizens Financial Corp., 12910 Shelbyville Rd., Suite 300, Louisville, KY 40243.  The business telephone number of each filing person is (502) 244-2420.   Both Mr. and Mrs. Wells are directors of the Company, and Mr. Wells is the President and Chief Executive Officer of the Company.  Both Mr. and Mrs. Wells are United States citizens.  The other information regarding the filing persons and persons specified in General Instruction C to the Schedule may be found in the Proxy Statement under the caption “COMPANY INFORMATION – Information regarding Directors and Executive Officers,” and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information required by this Item is set forth in the Proxy Statement under the captions “TERMS OF THE TRANSACTION,” “SPECIAL FACTORS – Reasons for the Reverse Stock Split,” “SPECIAL FACTORS – Effects of the Reverse Stock Split,” “SPECIAL FACTORS – Fairness of the Transaction,” and “OTHER INFORMATION – Dissenters’ Rights,” and is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations, and Agreements.

The information required by this Item is set forth in the Proxy Statement under the caption “COMPANY INFORMATION – Certain Related Party Transactions,” and “- Interests of Certain Parties in the Reverse Stock Split,” and is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information required by the Item is set forth in the Proxy Statement under the captions “TERMS OF THE TRANSACTION – Fractional Shares,” “SPECIAL FACTORS – Effects of the Reverse Stock Split,” and is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons, and Effects.

The information required by this Item is set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Purposes of the Reverse Stock Split,” “SPECIAL FACTORS – Alternatives Considered,” “SPECIAL FACTORS – Reasons for the Reverse Stock Split,” “SPECIAL FACTORS – Effects of the Reverse Stock Split,” “SPECIAL FACTORS – Advantages and Disadvantages of Terminating SEC Registration,” and “SPECIAL FACTORS – Federal Income Tax Consequences,” and is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

The information required by this Item is set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fairness of the Transaction,” and is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals, and Negotiations.

The information required by this Item is set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Fairness of the Transaction,” and “SPECIAL FACTORS – Opinion and Report of the Financial Advisor,” and is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

The information required by this Item is set forth in the Proxy Statement under the caption “OTHER INFORMATION – Source and Amount of Funds,” and is incorporated herein by reference.  A copy of the financing agreement between the Company and Mr. Wells is attached as Exhibit 2 to this Schedule 13E-3.

Item 11.	Interest in Securities of the Subject Company.

The information required by this Item is set forth in the Proxy Statement under the caption “COMPANY INFORMATION – Interest in Securities of the Company,” and is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

The information required by this Item is set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Effects of the Reverse Stock Split,” and “OTHER INFORMATION – Interest in Securities of the Company,” and is incorporated herein by reference.

Item 13.	Financial Statements.

The audited historical financial statement information contained in the Company’s Form 10-K as of December 31, 2006, as modified by the Company’s Current Report of Form 8-K, as amended, filed April 17, 2007, is incorporated herein by reference.

The unaudited historical financial statement information contained in the Company’s Form 10-Q as of June 30, 2007 is incorporated herein by reference.

The summary historical financial statement information set forth in the Proxy Statement under the caption “OTHER INFORMATION – Financial Information – Summary Historical Financial Information” is incorporated herein by reference.

The pro forma information set forth in the Proxy Statement under the caption “OTHER INFORMATION – Financial Information – Pro Forma Financial Information” is incorporated herein by reference.

Item 14.	Persons / Assets Retained, Employed, Compensated, or Used.

Not applicable.

Item 15.	Additional Information.

The information set forth in the Proxy Statement is incorporated herein by reference.

Item 16.	Exhibits.

1.	Definitive Proxy Statement of the Company, Notice of the Special Meeting of Shareholders, and related information, including*:

Appendix A:	Articles of Amendment to the Articles of Incorporation of the Company;

Appendix B:	Chapter 271B, Subtitle 13, of the Kentucky Revised Statutes; and

Appendix C:	Opinion of Financial Advisor.

2.	Discretionary Revolving Line of Credit Note dated June 29, 2007**

3.	Letter of Transmittal

4.	Valuation Report of the Independent Financial Advisor, dated June 22, 2007**

5.	Analysis prepared by the Company’s Executive Vice President and Chief Operating Officer and presented to the Board of Directors on June 14, 2007***

*	Incorporated by reference to the Company’s Definitive Schedule 14A, filed with the SEC on October 4, 2007.
**	Incorporated by reference to the Company’s initial Schedule 13E-3, filed with the SEC on July 19, 2007.
***	Incorporated by reference to Amendment No. 1 to the Company's Schedule 13E-3, filed with the SEC on August 29, 2007.

[signatures appear on the following page]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CITIZENS FINANCIAL CORPORATION

By:	/s/ Darrell R. Wells
Darrell R. Wells
President

OTHER FILING PERSONS:

/s/ Darrell R. Wells
Darrell R. Wells

/s/ Margaret A. Wells
Margaret A. Wells

Dated:  October 4, 2007